Exhibit 99.1

Steakholder Foods Ltd.

Unaudited Condensed Consolidated Interim Financial Statements As At June 30, 2023

Unaudited Condensed consolidated interim statements of financial position

		June 30	June 30	December 31
		2023	2022	2022
		USD thousands	USD thousands	USD thousands
Current assets

Cash and cash equivalents	4	3,912	8,434	6,284
Other investment	6	130	137	136
Restricted deposits		-	-	24
Receivables	5	513	2,237	670
Total current assets		4,555	10,808	7,114

Non-current assets

Restricted deposits		309	380	331
Other investment	6	698	1,209	1,156
Right-of-use asset		3,036	3,612	3,400
Intangible assets	3	-	12,360	-
Fixed assets, net		2,238	4,653	3,315

Total non-current assets		6,281	22,214	8,202

Total Assets		10,836	33,022	15,316

Current liabilities

Trade payables		251	779	745
Other payables	7	1,703	2,174	2,303
Current maturities of lease liabilities		351	428	394
Derivative instrument	8B	4,990	-	882

Total current liabilities		7,295	3,381	4,324

Non-current liabilities

Long-term lease liabilities		2,845	3,247	3,109

Total non-current liabilities		2,845	3,247	3,109

Capital	8

Share capital and premium on shares		74,992	70,476	73,234
Capital reserves		3,465	3,943	3,811
Currency translation differences reserve		126	(1,898)	(1,424)
Accumulated deficit		(77,887)	(46,127)	(67,738)

Total capital		696	26,394	7,883
Total liabilities and capital		10,836	33,022	15,316

Unaudited Condensed consolidated interim of Income and of Comprehensive Loss

		Six months ended June 30,	Six months ended June 30,	Year ended December 31,
		2023	2022*	2022*
		USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	10	3,387	2,974	6,594
Marketing expenses	11	1,172	1,929	2,931
General and administrative expenses	12	2,220	3,255	5,946
Operating loss		6,779	8,158	15,471

Financing income	13	(1,787)	(1,062)	(4,878)
Financing expenses		2,048	136	273
Total financing (income) expenses		261	(926)	(4,605)

Loss from continuing operations		7,040	7,232	10,866

Loss from discontinued operation	3C	3,109	1,924	19,901

Loss for the period		10,149	9,156	30,767

Currency translation differences loss (income) that might be transferred to profit or loss over ILS		465	2,326	2,131
Currency translation differences loss (income) that might be transferred to profit or loss over EUR		(2,015)	847	568

Total comprehensive loss for the period		8,599	12,329	33,466

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)		0.055	0.072	0.226

Continuing operations
Basic and diluted loss per share (USD)		0.038	0.057	0.08

Discontinued operation
Basic and diluted loss per share (USD)		0.017	0.015	0.146

Weighted-average number of shares outstanding - basic and diluted (shares)		183,736,888	126,385,924	135,900,869

*Restated- see Note 3 for details of discontinued operation

Unaudited Condensed consolidated interim statements of changes in equity

	Premium and Capital Share	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2023	73,234	(334)	14	(1,424)	4,131	(67,738)	7,883

Share-based payments	-	-	-	-	252	-	252
Expiration of employee warrants	729	-	-	-	(729)	-	-
Issuance of shares and warrants, net	1,029	-	-	-	131	-	1,160
Discontinued operation (Note 3)	-	-	-	2,015	-		2,015
Other comprehensive loss	-	-	-	(465)	-	-	(465)
Loss for the period	-	-	-	-	-	(10,149)	(10,149)

Balance as at June 30, 2023	74,992	(334)	14	126	3,785	(77,887)	696

Balance as at January 1, 2022	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Share-based payments	-	-	-	-	1,048	-	1,048
Exercise of options	866				(813)		53
Other comprehensive income (loss)	-	-	-	(3,173)	-	-	(3,173)
Loss for the period	-	-	-	-	-	(9,156)	(9,156)

Balance as at June 30, 2022	70,476	(334)	14	(1,898)	4,263	(46,127)	26,394

Balance as at January 1, 2022	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Share-based payments	-	-	-	-	1,146	-	1,146
Issuance of shares and warrants, net	2,528	-	-	-	-	-	2,528
Exercise of options	1,096				(1,043)		53
Other comprehensive income (loss)	-	-	-	(2,699)	-	-	(2,699)
Loss for the period	-	-	-	-	-	(30,767)	(30,767)

Balance as at December 31, 2022	73,234	(334)	14	(1,424)	4,131	(67,738)	7,883

Unaudited Condensed consolidated interim statements of cash flows

	4	Six months ended June 30, 2023	Six months ended June 30, 2022	Year ended December 31, 2022
	5	USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period		(10,149)	(9,156)	(30,767)

Adjustments:
Depreciation and amortization		478	722	1,519
Change in fair value of derivative		(1,564)	-	(3,800)
Loss from disposal assets and liabilities of discontinued operation		1,614	-	-
Change in fair value of other investment		814	(80)	(102)
Changes in net foreign exchange expenses		55	(982)	(891)
Expenses of interest over lease liabilities		195	137	266
Interest income over short term deposits		(193)	-	(85)
Share-based payment expenses		252	1,048	1,146
Share-based offering expenses		105	-	-
Net changes in fair value of derivative due to change in derivative terms (Note 1C)		316	-	-
Impairment loss on intangible asset		-	-	14,367
Impairment loss on fixed asset		-	-	1,210
Changes in asset and liability items:
Decrease (increase) in receivables		(3)	257	1,885
Increase (decrease) in trade payables		(389)	224	444
Increase in other payables		803	382	495
Net cash from (used in) operating activities		(7,666)	(7,448)	(14,313)

Cash flows – investment activities
Acquisition of fixed assets		(201)	(2,341)	(2,928)
Increase (decrease) in restricted deposit		1	(20)	5
Proceeds on account of other investment		45	73	143
Investment in financial assets through profit or loss (Note 6B)		(435)	-	-
Disposal of cash from discontinued operation (Note 3)		(163)	-	-
Interest received over short term deposits		193	-	85
Acquisition of other investments, net of cash acquired		-	(188)	(838)
Net cash used in investing activities		(560)	(2,476)	(3,533)

Cash flows – financing activities
Proceeds from issuance of shares and warrants		1,267	-	2,006
Issuance costs		(136)	-	(202)
Repayment of liability for lease		(154)	(230)	(514)
Repayment of interest over liability of lease		(195)	(137)	(266)
Proceeds from exercise of share options		-	53	53
Proceeds with regard to derivative		5,233	-	4,495
Net cash from financing activities		6,015	(314)	5,572
Increase (decrease) in cash and cash equivalents		(2,211)	(10,238)	(12,274)
Effect of exchange differences on cash and cash equivalents		(161)	(504)	(618)
Cash and cash equivalents at the beginning of the period:		6,284	19,176	19,176

Cash balance and cash equivalents at end of period		3,912	8,434	6,284
Non-cash activities
Purchase of fixed assets yet to be paid		34	237	7
Non-cash issuance costs (Note 1C)		(102)	-	-
Issue of shares and options against intangible asset		-	-	724

Note 1 – General

A.
Steakholder Foods Ltd. (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market, listing American Depositary Shares (ADSs) for trade under the ticker STKH, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 5 David Fikes St., Rehovot, Israel. In August 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

The Company’s foodtech activities commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called Steakholder Innovation Ltd.

Steakholder Foods Ltd., is an international deep-tech food company that is on a mission to revolutionize the way food is produced, empowering meat manufacturers with cutting-edge 3D bio-printers and consumables to produce delicious, nutritious, safe, and consistent complex products from ethically harvested cells.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. To that end, the Company is developing novel, proprietary, three-dimensional bioprinters to deposit layers of plant-based ink and cell-based bio-ink in a three-dimensional form of structured cultivated meat. The cultivated and hybrid meat production processes the Company is developing have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella). With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

B.
Since inception the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit of USD 78 million. The Company has financed its operations mainly through fundraising from various investors.

The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of the date of approval of the financial statements, management is of the opinion that its existing cash will be sufficient to fund operations until Q2 2024. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans include the continue securing sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when the Company needs them on terms that are acceptable to it, or at all. If the Company is unsuccessful securing sufficient financing, it may need to cease operations.

The financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

Note 1 – General (cont’d)

C.	Material events in the reporting period

(1)
On January 9, 2023, the Company consummated an underwritten public offering of 1,550,000 American Depositary Shares (“ADSs”) at a price of USD 1.00 per ADS and pre-funded warrants to purchase 4,950,000 ADSs at a purchase price of USD 0.9999 per warrant and an exercise price of USD 0.0001 per warrant, for total immediate gross proceeds of approximately USD 6.5 million. As part of the offering, the Company issued warrants to purchase 6,500,000 ADSs, equivalent to 65,000,000 ordinary shares, exercisable immediately for a period of five years, with an exercise price of $1.00 per ADS, equivalent to $0.10 per ordinary share. The warrants include a net exercise mechanism, and were therefore classified as a derivative (see Note 8B), and underwriter warrants to purchase 162,500 ADSs, exercisable immediately for a period of five years, with an exercise price of USD 1.00 per ADS with a fair value of $131 thousand, $105 thousand were allocated to issuance costs and $26 thousand were allocated to premium on shares. Additionally Underwriting discounts and other offering expenses totaled approximately $0.7 million. The net proceed were allocated as follows:  $1.1 million as net equity, $5.2 million as a derivative, and $0.5 million were recognized as expenses. In connection with the offering, the Company entered into an agreement with an existing investor to reduce the exercise price of outstanding warrants to purchase up to 1,857,143 ADS which were issued in the Company’s July 2022 registered direct offering (the “Prior Warrants”) from USD 3.50 per ADS to USD 1.00 per ADS, and to extend the term of the Prior Warrants until January 10, 2028. The total changes in the fair value of derivative was $ 392 thousand, which was allocated between the financing expenses and premium on shares  in the amount of $316 and $76 thousand, respectively.

(2)
On April 3, 2023, the Company announced that Peace of Meat BV (hereafter “Peace of Meat”) would close, following a cessation of funding in the context of optimizing the Company’s funds and investment strategy, alongside enabling a greater focus on recently-announced core goals such as accelerating the commercialization of its 3D printing technology. As a result, the Company classified Peace of Meat as discontinued operations. For further information, see Note 3.

(3)
On April 3, 2023, the Company announced its participation in a strategic investment round in Wilk Technologies Ltd. (TASE: WILK), a related party, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more) in the amount of $435,000. For further information. see Note 6.

(4)	Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the Consumer Price Index in Israel increased, an increase that is continuing also, into 2022- 2023. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The accounting effects of the changes in interest rates and the rise in inflation rates are reflected in the framework of, inter alia, the following matters:

•	Financial risks, with respect to linkage and currency risk and hedge accounting.
•	Lease liability expenses
•	Currency translation reserve

D.	Definitions:

In these financial statements:

(1)	The Company – Steakholder Foods Ltd.

(2)	The Group – The Company and its subsidiaries, Steakholder Innovation Ltd., Steakholder Foods Europe BV, Peace of Meat and Steakholder Foods USA, Inc.

(3)	Related Party – as defined in IAS 24 (revised).

(4)	USD – United States Dollar

(5)	NIS – New Israeli Shekel

(6)	EUR – Euro

(7)	ADS – American Depositary Shares

Note 2 – Basis of preparation of the Financial Statements

A.	Statement of compliance with IFRS

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required in full annual financial statements.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors on August 30, 2023.

The main accounting policy and calculation methods applied in the preparation of these Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements of the year 2022 in Note 3. Except for the accounting policies for discontinued operation as discussed below.

B.	Use of estimates and judgments

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires that the Company’s management makes assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 6, on other investments;
•	Note 8B, on derivative instrument;
•	Note 9, on share-based payments;

Determination of fair value

Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities.

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Note 2 – Basis of preparation of the Financial Statements (cont’d)

C.	Functional currency and presentation currency

The New Israeli Shekel (“NIS”) is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate, and is therefore the functional currency of their operations. The Euro is the currency that represents the primary economic environment in which the Company’s European subsidiaries operate, and is therefore the functional currency of their operations. Nonetheless, for reporting purposes, the consolidated financial statements, which were prepared on the basis of the functional currencies, were translated into US Dollars, which the Company selected as its presentation currency, as its securities are traded on the Nasdaq Capital Markets, and in order to make the Company’s financial statements more accessible to U.S.-based investors.

Assets and liabilities were translated at the exchange rate of the end of the period; expenses and income were translated at the exchange rate at the time they were generated. Exchange rate differentials generated due to such translation are attributed to the Currency translation differences reserve.

Currency	USD – ILS		USD – EUR
	2023	2022	2023	2022
June 30	3.70	3.500	0.921	0.962
Average for six months ended June 30	3.590	3.272	0.925	0.915
December 31	-	3.519	-	0.938
Average for twelve months ended December 31	-	3.359	-	0.950

Note 3 – Discontinued Operation

A.
Discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest comparative period.

B.
In April 2023, the Company’s subsidiary, Peace of Meat, entered bankruptcy proceedings and was appointed a liquidator following cessation of funding by the Company. Peace of Meat was not a discontinued operation as at December 31, 2022, and the comparative data for the six-month period ended June 30, 2022 and the year ended December 31, 2022 have been restated in the consolidated income statement to show the discontinued operation separately from continuing operations. The Company is not aware of any liabilities of the Company to POM's creditors and therefore the Company has not recorded any liabilities in respect of Peace of Meat. As a result of the bankruptcy process, the Company no longer has any ability to manage or control the assets of Peace of Meat. Therefore, in accordance with IFRS 9, the Company estimates the value of Peace of Meat as an asset at USD 0.

As of December 31, 2022 the Company estimated the fair value less costs of disposal, of the intangible asset to be zero, as the Company did not identify any potential buyer for this asset. Consequently, as of December 31, 2022 the Company recognized an impairment loss of USD 14,367 thousand for its intangible asset.

C.	Results attributable to the discontinued operation were as follows:

			For the
	For the six months ended		year ended
	June 30		December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands
Results of discontinued
Operation
Research and development expenses	1,219	1,453	3,207
Marketing expenses	9	30	113
General and administrative expenses	258	432	991
Impairment loss	-	-	15,577
Operating loss	1,486	1,915	19,888

Total financing expenses	9	9	13

Loss for the period	1,495	1,924	19,901

Loss from disposal of assets and liabilities	1,614	-	-

Total loss attributed to the discontinued operation	3,109	1,924	19,901

D.	Cash flow attributable to the discontinued operation were as follows :

			For the
	For the six months ended		year ended
	June 30		December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands
Cash flows from
discontinued operation
Net cash used in operating activities	(1,176)	(1,441)	(3,203)
Net cash used in investing activities	(8)	(777)	(1,962)
Effect of exchange differences on cash and cash equivalents	(33)	(76)	(165)

Net cash used in discontinued operation	(1,217)	(2,294)	(5,330)

Note 3 –  Discontinued Operation (cont’d)

E.	Effect of disposal on the financial position of the Group:

At disposal date
USD thousands
Cash and cash equivalents	163
Restricted deposits	29
Trade and other receivables	138
Right of use assets	53
Fixed assets	954
Trade payables	(132)
Other payables	(1,543)
Liabilities of lease agreements	(63)
Currency translation differences reserve	2,015
1,614

Note 4 – Cash and Cash Equivalents

	June 30	June 30	December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands

Cash in USD	2,416	4,260	4,060
Cash in NIS	937	3,059	1,116
Cash in Euro	558	1,110	1,106
Cash in GBP	1	5	2
Total cash and cash equivalents	3,912	8,434	6,284

Note 5 – Receivables

	June 30	June 30	December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands

Institutions	64	320	247
Prepaid expenses	449	854	423
Other	-	1,063	-
	513	2,237	670

Note 6 – Other Investments

	June 30	June 30	December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands

Therapin asset (A)	425	1,346	1,292
Financial asset at fair value through profit or loss (B)	403	-	-
	828	1,346	1,292

Note 6 – Other Investments (cont’d)

A.	Separation Agreement from Therapin

The Company entered into a separation agreement with Therapin on May 26, 2020, where it cancelled its previous investment agreement with Therapin and replaced it with a debt arrangement. Therapin committed to paying the Company NIS 40 thousand (approximately USD 11 thousand) per month for 119 months for a total of NIS 4.8 million (approximately USD 1.4 million) plus NIS 2.45 million (approximately USD 0.7 million) to be paid upon an exit event. If Therapin completes an exit event during the payment period, the Company will have the option to receive shares or payment in cash for the remaining balance. If Therapin generates a distributable surplus or distributes a dividend, the Company will receive a portion of it as repayment. During the six months ended 30 June 2023, Therapin experienced delays in payments to the Company in a manner that was not considered a breach of the agreement. The Company received only USD 45 thousand and recorded a re-valuation financing expense in the amount of USD 787 thousand.

The Company re-measured the asset using a Level 3 fair value measurement at approximately USD 0.4 million (NIS 1.6 million). The fair value was assessed by capitalization of future cash flows (proceeds) at interest rates that reflect the level of risk (based on the duration of the debt) of these proceeds and were classified as Level 3 in the fair value hierarchy. The estimated capitalization interest was based on repayment dates and analysis of the market in which Therapin operates. The Company is not anticipating a Therapin exit event.

The Discount Rate as of June 30, 2023, reflects the Company’s management assumption regarding the risks due to the Therapin’s financial difficulties, as mentioned above, and the current market conditions in the cannabis sector in which Therapin operates. Additionally, the Company’s management anticipates that in the event of a bankruptcy of Therapin, which constitutes an acceleration event of the repayment of the loan, there will be insufficient funds to repay the loan to the Company.

1. Developments in Therapin asset	USD thousands

As at January 1, 2023	1,292
Proceeds from Therapin asset	(45)
Changes in fair value	(787)
Effect of changes in exchange rates	(35)
As at June 30, 2023	425

	June 30	June 30	December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands

Short-term other investment	130	137	136
Long-term other investment	295	1,209	1,156
	425	1,346	1,292

Parameters taken into account in the fair value calculation:
Discount rate	18.08%-291.51%

Note 6 – Other Investments (cont’d)

B.	Investment in Wilk Technologies Ltd.

1.
On April 3, 2023, the Company announced its participation in an investment round in Wilk Technologies Ltd. (TASE: WILK), a related party, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). As part of the investment, the Company purchased ordinary shares of Wilk in the amount of $435,000 at a 15% discount to its 45-day average closing price, giving the Company a 2.5% stake in Wilk. Yaron Kaiser is, chairman of the boards of directors of both Wilk, and the Company. Additionally, Arik Kaufman, the CEO of the Company, serves as a director at Wilk. For these reasons, this investment is classified as a related party transaction. For further information see Note 15.

The Company re-measured the asset using a Level 1 fair value measurement, as it has quoted prices in an active markets.

2.	Developments in financial asset at fair value through profit or loss
USD thousands

As at January 1, 2023	-
Investments in ordinary shares	435
Changes in fair value	(27)
Effect of changes in exchange rates	(5)
As at June 30, 2023	403

Note 7 – Other Payables

	June 30	June 30	December 31
	2023	2022	2022
	USD thousands	USD thousands	USD thousands

Accrued expenses	323	626	604
Employee benefits	1,181	1,081	1,175
Provision – see Note 14	189	200	199
Subsidiary government grant advances	-	252	314
Others	10	15	11
	1,703	2,174	2,303

Note 8 – Capital and Reserves

A.	Share capital of Steakholder Foods Ltd. (in thousands of ordinary shares)

	Thousands of Ordinary Shares
	June 30, 2023	June 30, 2022	December 31, 2022
Issued and paid-in share capital as at the beginning of the period	146,472	125,770	125,770
RSUs vesting during the period – Share-Based-Payment-related	538	589	1,108
Issued not for cash during the period (1)	-	176	1,023
Issued for cash during the period (1)	65,000	-	18,571
Issued and paid-in share capital as at the end of the period	212,010	126,535	146,472

Authorized share capital	1,000,000	1,000,000	1,000,000

(1)	See Note 1C

B.	Derivative instrument – Investor Warrants

	June 30,	December 31,
	2023	2022
	USD thousand	USD thousand

Grant date price investor warrants	882	4,495
Grant during the year	5,625	-
Changes in fair value through profit or loss	(1,564)	(3,800)
Effect of changes in exchange rate	47	187
Investor warrants as of the end of the period	4,990	882

Note 8 – Capital and Reserves (cont’d)

Information on measurement of fair value of investor warrant derivative:

The value at the date the investor warrants were awarded was estimated using a Black and Scholes pricing model.

Breakdown of the parameters used for measuring level 3 fair value of the investor warrants:

Parameters taken into account in the fair value calculation:
ADS price, USD (at date evaluated)	1.05-0.71
Risk free rate	3.60%-4.22%
Volatility	99.98%-106.89%
Expected term	4.53 – 5 years
Exercise price per warrant, USD	1.00
Dividend rate	0%

Note 9 – Share-based payments

A.   New allotments during the six-month period ended June 30, 2023 that remain outstanding, all of which are non-tradable and physically-settled, are set out below:

Date of grant	Eligible Recipients	Terms of the instrument	No. of ordinary shares (thousands)	Vesting Conditions
January 10, 2023	Underwriters and/or their representatives	Non-Tradable Warrants	1,625	Exercisable immediately for 5 years
March 30, 2023	Chairman of the Board	Restricted share units (1)	1,340	12 quarterly tranches
March 30, 2023	Chairman of the Board	Performance share units (1)	1,340	Vesting upon achievement of a pre-determined milestone
April 20, 2023	Chief Executive Officer	Restricted share units (2)	1,910	12 quarterly tranches
April 20, 2023	Chief Executive Officer	Performance share units (2)	1,910	Vesting upon achievement of a pre-determined milestone
June 25, 2023	Company Employees	Restricted Share Units (3)	11,510	12 quarterly tranches
Total securities exercisable into shares			19,635

(1)
On March 30, 2023, the Chairman of the Board, who had waived unvested, out-of-the-money options, was granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of out-of-the-money options that the Chairman of the Board had waived. The incremental fair value of this grant, amounting to USD 87 thousand, is recognized over the course of 12 quarterly installments. The Chairman was also granted performance share units, which will vest in full upon the achievement of one of the following milestones:

i.
engagement with a strategic partner / investor (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) for an investment in the company or its subsidiaries, in cash in an amount of not less than five hundred thousand dollars;

ii.	submission of a regulatory approval to the U.S. FDA, Singapore Food Agency or European Food Safety Authority, for the commercial sale or distribution of our products; or
iii.
engagement with a strategic partner (a corporation operating in the field of food, healthcare, pharmaceuticals or printing) in a joint development agreement to collaborate to develop technology or products for the purpose of later commercialization.

As of June 30, 2023, the Company's management assessed the completion percentage of a milestone, leading to the recognition of share-based payment expenses amounting to USD 47 thousand.

(2)
On April 20, 2023, the Chief Executive Officer, who had waived unvested, out-of-the-money options, was granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of out-of-the-money options that the Chief Executive Officer had waived. The incremental fair value of this grant, amounting to USD 134 thousand, is recognized over the course of 12 quarterly installments. The Chief Executive Officer was also granted performance share units, which will vest in full upon the achievement of one of the aforementioned milestones.

As of June 30, 2023, the Company's management assessed the completion percentage of a milestone, leading to the recognition of share-based payment expenses amounting to USD 87 thousand.

(3)
On June 25, 2023, Company employees were granted restricted share units. The incremental fair value of the grant was calculated as the difference between the fair value of the restricted share units and the net fair value of unvested out-of-the-money options that employees had separately waived. This incremental fair value, in the amount of USD 820 thousand, will be recognized over the course of 12 quarterly installments. The Company also issued restricted share units to its new employees, with a fair value of USD 89 thousand.

Note 9 – Share-based payments (cont'd)

B.	Information on measurement of fair value of share-based payment plans for the incremental value

The fair value at the dates the options were waived was estimated using a binomial option pricing model.

Breakdown of the parameters used for measuring fair value at the date the out-of-the-money options were waived:

Options
Incremental fair value at the dates the options were waived	USD 111 thousand

Parameters taken into account in the fair value calculation:
Share price (USD at date awarded)	0.68-0.88
Exercise price (USD unlinked)	1.96-9.62
Expected volatility (weighted average)	97.54%-104.19%
Risk-free interest rate	3.78%-4.71%
Expected rate of dividend	0%

The expected volatility (standard deviation) was determined on weighted average share price volatility of similar companies. The estimated contractual term of the options is equal to the remaining contractual life of the option. The risk-free interest rate was based on US bonds, with a duration to maturity equivalent to the remaining useful life of the options. The share price was used according to quoted share prices on Nasdaq.

The total expense over the six months ended June 30, 2023, amounted to approximately USD 0.25 million (NIS 0.9 million) six months ended 30,2022 - USD 1.0 million (NIS 3.4 million), and year ended December 31, 2022 - USD 1.1 million (NIS 3.8 million).

Note 10 – Research and Development Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2023	2022*	2022*
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	1,886	1,539	3,258
Share-based payment(1)	241	218	564
Materials	598	426	1,054
Professional services	115	171	402
Maintenance, office and software fees	233	171	301
Depreciation and amortization	186	277	625
D&O insurance	38	107	178
Others	90	65	212
Total Research and Development Expenses	3,387	2,974	6,594

*Restated- see Note 3 for discontinued operation

(1) Including expenses in respect of related parties - see Note 15.

Note 11 – Marketing Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2023	2022*	2022*
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	449	445	821
Share-based payment(1)	30	528	149
PR and advertisement	619	787	1,661
Maintenance, office and software fees	15	41	59
Depreciation and amortization	22	54	84
D&O insurance	19	43	82
Others	18	31	75
Total Marketing Expenses	1,172	1,929	2,931

*Restated- see Note 3 for discontinued operation

(1) Including expenses in respect of related parties - see Note 15.

Note 12 – General and Administrative Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2023	2022*	2022*
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	814	805	1,477
Share-based payment(1)	239	302	433
Legal and professional services(1)	561	971	2,128
D&O insurance	211	663	1,026
Corporate costs	155	111	217
Maintenance, office and software fees	98	154	259
Depreciation and amortization	84	124	223
Others	58	125	183
Total General and Administrative Expenses	2,220	3,255	5,946

*Restated- see Note 3 for discontinued operation

(1) Including expenses in respect of related parties - see Note 15.

Note 13 – Financing Income and Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2023	2022*	2022*
	USD thousands	USD thousands	USD thousands
Financial Income
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss	1,594	80	3,902
Interest income in cash and cash equivalents	193	-	85
Net foreign exchange income	-	982	891
Total Financial Income	1,787	1,062	4,878

Financial Expenses
Interest expense on lease liabilities	183	135	259
Net foreign exchange loss	66	-	-
Derivative issuance expenses	982	-	-
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss	787	-	-
Loss from investment in financial assets through profit or loss fair value	27	-	-
Bank interest and commission expenses	3	1	14
Total Financial Expenses	2,048	136	273

Net financing expenses (income) recognized in profit or loss	261	(926)	(4,605)

*Restated- see Note 3 for discontinued operation

Note 14 – Contingent Liabilities

A.
From time to time, the Company may be party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech and prior to establishment of the settlement fund in connection with the Merger. In February 2021, the trustee of the settlement fund informed the Company that the ISA views the Company as a party to this proceeding, notwithstanding the settlement and establishment of the settlement fund. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine which, under applicable Israeli law, could be as high as NIS 5 million. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for USD 0.2 million (NIS 0.7 million), for which the Company recorded a provision. The settlement is subject to approval of the ISA’s Enforcement Committee. As similar proceedings with several other companies found the companies not liable, the Company has initiated procedures to obtain a similar finding with respect to the Company, notwithstanding the settlement, however due to lack of certainty with the regard to the outcome of these procedures, the Company has retained the aforementioned provision.

B.
In February 2021, a civil claim was lodged against the settlement fund, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of USD 0.7 million (NIS 2.5 million). The Company believes that it is more likely than not that no final ruling will be decided against the settlement fund.

Note 15 – Related and Interested Parties

 A.   Balances with related parties

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2023	2022	2022
	USD thousands	USD thousands	USD thousands

Trade and other payables	161	165	227
Other investment (1)	403	-	-

(1)	For further information see Note 6C

B.   Expense amounts with respect to related parties

	Period ended June 30,	Period ended June 30,	Year ended December 31,
	2023	2022	2022
	USD thousands	USD thousands	USD thousands
General and administrative expenses
Salaries, wages and related expenses	321	307	486
Legal and professional services	230	222	369
Share-based payments	132	375	482

Sales and Marketing expenses
Salaries, wages and related expenses	172	52	126
Professional services	-	17	16
Share-based payments	74	185	44

Research & Development expenses
Salaries, wages and related	109	133	259
Share-based payments	38	10	51

The senior executives of the Company are entitled to a salary, including standard social benefits and domestic travel expenses, an annual performance-based bonus and share-based compensation incentives. The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus).

Arik Kaufman, CEO of the Company, and Yaron Kaiser, Chairman of the Board of Directors, are also founding partners of BlueOcean Sustainability Fund, LLC, doing business as BlueSoundWaves which provide to the Company marketing, promotional, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which are recognized as share-based payments expenses. BlueSoundWaves is led by prominent investors Ashton Kutcher, Guy Oseary, and Effie Epstein.

Note 16 – Financial Instruments

The Company has exposure to the following risks from its use of financial instruments: credit, liquidity and market risks, this note presents qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

A.
Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company’s risk management policy was formulated to identify and analyze the risks that the Company faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Company’s operations. The Company acts to develop an effective control environment in which all employees understand their roles and commitment.

B.
Credit risk

Credit risk is the risk of financial loss to the Company if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables.

The Company restricts exposure to credit risk by investing only in bank deposits.

C.
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

This does not take into account the potential effect of extreme circumstances that cannot reasonably be predicted.

The cash surpluses held by the Company that are not required for financing their current activity, are invested in interest-bearing investment channels, such as short-term deposits. These investment channels are chosen by the Company’s management based on future forecasts of the cash the Company will require in order to meet its liabilities.

D.
Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Company’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

E.
Fair value

The carrying amounts of financial assets and liabilities, including cash and cash equivalents, other receivables, trade payables and other payables are the same or proximate to their fair value. Changes in CPI affect operational contracts, mainly lease agreements.

Note 17 – Subsequent Events

1.
On July 27, 2023, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of: (i) 1,095,000 ADSs, each representing ten (10) ordinary shares, no par value, at an offering price of $1.00 per ADS, and (ii) pre-funded warrants to purchase up to 4,905,000 ADSs at an offering price of $0.999 per pre-funded warrant. Each of the pre-funded warrants are exercisable for one ADS. The pre-funded warrants have an exercise price of $0.001 per ADS and may be exercised at any time until exercised in full. The securities were offered in the framework of a registered direct offering.

In a concurrent private placement, the Company allocated to the investor unregistered warrants to purchase up to 6,000,000 ADSs at an exercise price of $1.10 per ADS. The warrants will expire three and one-half years following the date of issuance.

The gross proceeds were approximately $6.0 million, and the net proceeds were approximately $5.5 million.

2.
On July 24, 2023, the Company announced it had entered into a Memorandum of Agreement for Strategic Cooperation (MOA) with an accredited Gulf Cooperation Council (GCC) -based governmental body as Steakholder Foods’ strategic partner, to advance food security efforts through the application of Steakholder Foods’ groundbreaking 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed hybrid-fish products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to Steakholder Foods for the procurement of its 3D-printer technologies, followed by a milestone-based sales and procurement plan for industrial-scale output.